March 21, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Re: Universal Insurance Holdings, Inc.
Item 4.02 Form 8-K, Filed February 23, 2011
File No. 001-33251
Comment Letter Dated February 28, 2011

Dear Ms. Akins:

This letter is in response to your comment letter dated February 28, 2011 regarding our Form 8-K filed on February 23, 2011. Your comments are repeated below followed by our responses.

Please note that these responses have been incorporated, where appropriate, into our Amended Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed concurrently with this letter.

Form 8-K, filed February 23, 2011

1.  Please disclose the circumstances that led to the discovery of the clerical errors mentioned in your Form 8-K and include a more detailed description of these errors.

Response:

Through its internal review, the Company’s management discovered that its external provider of investment accounting services incorrectly coded a series of purchases of a commodity security held by Universal Insurance Holdings, Inc.  As a result, the provider reported to the Company that the security had gained value during the quarter ended September 30, 2010, when in fact it had lost value.  The correction of the third-party clerical error in the coding of the single investment security resulted in an overstatement of unrealized gains on investments of $2,316,041 and realized gains on investments of $100,039 included in earnings for the three- and nine-month periods ended September 30, 2010.  The amount of actual unrealized loss on that single investment was $62,510.

The Company has included a more detailed description of these errors in its Amended Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed concurrently with this letter.

2.  Elaborate on any internal control deficiencies that allowed the clerical error to prevail over time and explain to us whether, and if so why you were able to conclude that the error did not amount to a material weakness.

Response:

Management, in consultation with the Company’s Audit Committee, conducted a review of the Company’s controls and processes for monitoring the work performed by the provider of investment accounting services and determined that the Company’s failure to timely detect the coding error for the investment security in its investment portfolio was a material weakness.  The material weakness resulted in the restatement of the Condensed Consolidated Financial Statements for the period ended September 30, 2010.

The Company has reviewed its processes and controls for monitoring the work performed by its external provider of investment accounting services and determined that the error was limited to failing to timely detect a coding error made by the provider with respect to a single commodity security in the Company’s investment portfolio.  The Company reviewed the investment accounting reports provided by the provider and determined that there were no other coding errors in them.

3.  When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers’ conclude that the disclosure controls and procedures were effective despite the restatement, describe the basis for the officers’ conclusions.

Response:

The Company confirms that it has described the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures per Item 307 of Regulation S-K in its Amended Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed concurrently with this letter.

4.  Please tell us whether you have reassessed and whether you are planning to revise your conclusion related to the effectiveness of your internal control over financial reporting. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

Response:

The Company carried out an evaluation with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial

Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of September 30, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that there was a material weakness as of September 30, 2010 as described herein.

The Company has reviewed its processes and controls for monitoring the work performed by its external provider of investment accounting services and determined that the error was limited to failing to timely detect a coding error made by the provider with respect to a single commodity security in the Company’s investment portfolio.  The Company reviewed the investment accounting reports provided by the provider and determined that there were no other coding errors in them.  To further support the system of internal controls, the Company has enhanced its investment accounting reporting system to provide that:

●	the same analytical procedures applied by the Company at year-end, which detected the error made by the external service provider, are applied each quarter.

●
the external service provider will develop and implement a report which identifies significant fluctuations in month-end market prices compared to both purchase prices and sales prices followed by the provider’s review and sign-off of the report.

●
the external service provider will have an Account Manager, not involved in any of the monthly transaction processing or reconciling, complete an independent, secondary reconciliation of the securities.

Management believes the material weakness has been fully addressed.  The Company’s Amended Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed concurrently with this letter, reflects the preceding material information.

If you have any further questions or if I can be of any further assistance please do not hesitate to contact me at (954) 958-1226.

Very truly yours,

/s/ George R. De Heer

George R. De Heer
Chief Financial Officer